Apex Clearing Corporation

Statement of Financial Condition and Supplemental Schedules With Report of Independent Registered Public Accounting Firm

December 31, 2025

Files as public information pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-23522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Apex Clearing Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Dallas Center, 350 N. St. Paul Street, Suite 1300
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Duckworth	214-765-1100	PDuckworth@apexfintechsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


OATH OR AFFIRMATION


I, <u>Paul Duckworth</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Apex Clearing Corporation</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

Signature: *Paul Duckworth*

31805C5B15AB479...

Title:

Director, Controller

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Report of Independent Registered Public Accounting Firm   2

Financial Statement

    Statement of Financial Condition   3

    Notes to the Statement of Financial Condition   4

Supplemental Information

    Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Regulation 1.17 Under the Commodities Exchange Act   24

    Schedule II: Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934   26

    Schedule III: Formula for Determination of PAB Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934   27

    Schedule IV: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934   28

    Schedule V: Statement of Segregation Requirements and Funds in Segregation for Customer's Trading on US Commodity Exchanges   29

    Schedule VI: Statement of Segregation Requirements and Funds in Segregation for Customer's Dealer Option Contracts   30

    Schedule VII: Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7   31

    Schedule VIII: Statement of Cleared SWAPS Customer Segregation Requirements and Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA   33



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Apex Clearing Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, II, III, IV, V, VI, VII, and VIII (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplementary information contained in Schedule I, II, III, IV, V, VI, VII, and VIII is fairly stated, in all material respects, in relation to the financial statement as a whole.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
March 2, 2026

APEX CLEARING CORPORATION
STATEMENT OF FINANCIAL CONDITION

		December 31, 2025
Assets		
Cash	$	228,551,026
Cash - segregated for regulatory purposes		5,577,912,159
Restricted collateral held in trust		2,061,428,605
Securities - segregated for regulatory purposes, at fair value		1,847,508,729
Securities borrowed		302,547,462
Receivables, net		
Customers (net of allowance of $0)		1,785,575,772
Receivables from affiliates		3,933,718
Brokers, dealers, clients and clearing organizations (net of allowance of $972,243)		258,126,504
Total receivables, net		2,047,635,994
Property and equipment, net		7,741,403
Operating lease right-of-use assets		1,770,029
Equity securities - user-held fractional shares		617,073,357
Fixed income securities - user-held fractional bonds		27,359,699
Other assets		94,788,303
Total assets	**$**	**12,814,316,766**
Liabilities and stockholder's equity		
Securities loaned	$	2,129,632,205
Payables		
Customers		9,082,361,485
Brokers, dealers, clients and clearing organizations		155,830,941
Payables to affiliates		5,087,136
Accrued expenses and other liabilities		137,373,879
Total payables		9,380,653,441
Equity securities - repurchase obligations		617,073,357
Fixed income securities - repurchase obligations		27,359,699
Operating lease right-of-use liabilities		2,497,778
Total liabilities		**12,157,216,480**
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.10 par value		10,000
200,000 shares authorized; 100,000 issued and outstanding		
Preferred stock, $1.00 par value		1
1,000 shares authorized; 1 issued and outstanding		
Additional paid-in capital		344,544,872
Retained earnings		312,545,413
Total stockholder's equity		**657,100,286**
Total liabilities and stockholder's equity	**$**	**12,814,316,766**

See accompanying notes to the statement of financial condition.

APEX CLEARING CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1.   ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") was incorporated on December 12, 1978 in the State of New York. The Company is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech"). Apex Fintech is majority owned by PEAK6 APX Holdings LLC ("PEAK6 Holdings")

The Company operates as a clearing broker-dealer specializing in clearing and executing trades in stocks, options, bonds, mutual funds and exchange traded funds ("ETFs"). In addition, the Company offers services to introducing brokers and registered investment advisors ("clients") whereby it will clear trades, carry accounts and custody cash and securities for customers of introducing brokers and registered investment advisors or direct customers ("customers") on either a fully disclosed or omnibus basis. The Company also provides prime brokerage, margin lending, securities lending, and other back office services to customers of clients, as well as direct customers and joint back office counterparts.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), is a non-clearing Futures Commission Merchant ("FCM") registered with the National Futures Association ("NFA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of various exchanges, the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and is a participant in the Depository Trust Company ("DTC"). The Company operates in the securities brokerage industry and has no other reportable segments.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the Statement of Financial Condition at the date of the Statement of Financial Condition. On an ongoing basis, management evaluates its significant estimates, including, but not limited to, the useful lives of property and equipment, the estimate of credit losses and provision for income taxes. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable.

Cash

The Company has cash on deposit with major financial institutions. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company has significant balances and/or activity with several banks that have no history of defaults, nor have they had a previous issue with customer deposits and all balances are held in banks that are FDIC insured. In addition, on a regular basis the Company reviews their banks' public regulatory submissions to review creditworthiness and liquidity stress test results. Based on the above factors, it has been determined that there is no material current expected credit loss under Accounting Standards Update, ("ASU"), No. 2016-13, *Measurement of Credit Losses on Financial Instruments – Credit Losses* ("ASC 326") for any cash deposits, including those segregated under Federal and other regulations.

Cash - Segregated for Regulatory Purposes

The Company, as a regulated broker-dealer and FCM, is subject to the customer protection rule, and is required by its primary regulators, the SEC, FINRA, and the CFTC to segregate cash to satisfy rules regarding the protection of customer assets under SEC Act of 1934 rule 15c3-3 ("Rule 15c3-3") and CFTC Title 17, which are subject to withdrawal restrictions.

Restricted Collateral Held in Trust

The Company provides a 'fully-paid securities lending program' to its customers, under which enrolled customers loan their fully paid and excess margin securities to the Company who in turn lends those securities to various market participants. Under the requirements of Rule 15c3-3, the Company fully collateralizes these loans with cash and/or U.S. government securities.

Receivable from and Payable to Customers

Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. Receivables from customers consist primarily of fully collateralized margin loans. It is the Company's policy to settle these transactions on a net basis with its customers, as the right of offset exists in each customer agreement.

Securities owned by customers are held as collateral for receivables and are not reflected in the Statement of Financial Condition. Receivables and payables are reflected in the Statement of Financial Condition on a settlement-date basis. Margin interest income is accrued daily based on rates of interest agreed to in customer agreements.

Collateral is required to be maintained at specified minimum levels at all times. If the value or liquidity of that collateral declines, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits, and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability from the customer or the clients based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty and the nature of the collateral and available realization methods. The Company records a loss, to the extent that the collateral, and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover the deficit in the account.

Generally, receivables from customers are created through secured margin lending by the Company and through market activity that can create a cash shortage. This shortage is secured by positions that, when liquidated, reduce and/or eliminate the Company's customer receivable. This category also includes interest and all other fees that are directly charged to the customer's account that become a component of the Company's customer receivable. The risk of loss is the failure of the customer to repay its obligation to the Company, in which case, the Company has the right to pursue the customer's broker by either reducing commissions paid to the client or by charging the client's deposit account. The client's security deposit would be required to be replenished in accordance with the terms of their agreement with the Company.

Customers and clients each enter into margin agreements setting rules of conduct between the customer, client, and the Company. The Company monitors customer receivables and implements loss mitigation policies that include securing customer receivables with marketable positions, reviewing daily reports indicating customer unsecured receivables, and securing customer debits by charging clients monthly for any customer's unsecured receivable. Additionally, to ensure all costs associated with the departure of a customer are received by the Company, customers are required to leave a portion of their accounts with the Company to absorb any final costs that had not yet been charged to the customer. Any residual account value is returned to the customer after all costs are charged to their account. The Company does not have any historical losses on customer receivables. The primary loss associated with a customer receivable will be incurred by the client, as the client's security deposits serve to secure any customer receivable losses. As of December 31, 2025, the Company had no allowance for credit losses for unsecured customer receivables.

Investments in Securities

The Company's investments in securities are recorded on a trade date basis and are reflected at fair value on the Statement of Financial Condition. Interest income, including the amortization of premiums and discounts on U.S. Government securities, is recorded on an accrual basis as Net interest income.

Receivables from and Payables to Brokers, Dealers, Clients and Clearing Organizations

Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

Receivables from clearing organizations include cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and amounts due from DTC, NSCC and OCC. Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC and OCC. DTC's clearing fund requirement is updated monthly. As of December 31, 2025, the Company recorded an allowance for credit losses ("ACL") of $972,243 for unsecured receivables from broker-dealer omnibus accounts.

The Company collects transaction-based fees from clients either monthly or periodically through the month. As stipulated by individual agreements with clients, the Company remits net amounts due to clients after deducting charges for clearing, execution, and others as applicable.

Securities Failed to Deliver and Securities Failed to Receive

Securities failed to deliver or securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for the accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are included in Receivables from and Payables to Brokers, Dealers, Clients and Clearing Organizations in the Statement of Financial Condition.

Securities failed to deliver fall under the scope of ASC 326 and are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity and ending positions, and marks them to market daily. The Company also participates in Obligation Warehouse, who reprices and attempts to settle certain outstanding fails through the automated CNS process. Broker fails outside of CNS and Obligation Warehouse occur infrequently and are immaterial.

Risk of loss of CNS fails is very low as they are marked to market daily and guaranteed by NSCC. Non-CNS fails receivable are collateralized by securities. The Company's use of Obligation Warehouse reduces overall non-CNS fails, coupled with continuous monitoring, has resulted in minimal losses historically. Based on the above factors, there is no current expected credit loss under ASC 326 for Securities failed to deliver as of December 31, 2025.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or returned as necessary.

Securities borrowed and loaned fees represent interest or (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest on such contract amounts is accrued. Interest receivable and interest payable are included in the Statement of Financial Condition in Receivable from brokers, dealers, clients and clearing organizations, and Accrued expenses and other liabilities, respectively.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, there is no current expected credit loss under ASC 326 for Securities borrowed and loaned transactions as of December 31, 2025.

Other Assets

Other assets are comprised of interest and other receivables, prepaid expenses, income tax receivable, and DTC stock. Other assets include other receivables that are measured at amortized cost and are within the scope of ASC 326. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect collectability of the reported amounts.

Due to the short duration of the receivables and the creditworthiness of the counterparties, there are no material credit losses related to these financial assets as of December 31, 2025.

Operating Leases

The Company determines if an arrangement is a lease for accounting purposes at the inception of the agreement and accounts for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. The Company has elected to apply the practical expedient which allows the Company to account for lease and non-lease components of a contract as a single leasing arrangement. The Company records right-of-use ("ROU") assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease.
A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate ("IBR") based on information available at lease commencement date in determining the present value of lease payments. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency in which the arrangement is denominated.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company does not separate lease components from non-lease components across all lease categories. Variable lease payments are expensed as incurred and are not included in measurement of ROU assets and lease liabilities. Rent expense for operating leases is recognized using the straight-line method over the term of the agreement beginning on the lease commencement date. Operating lease ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

As of December 31, 2025, the Company had no finance leases.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer hardware and furniture, fixtures, and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are reviewed annually for impairment, with no such impairment loss recorded in the current year.

Equity Securities - User-Held Fractional Shares and Repurchase Obligations

The Company facilitates end-user customer purchases and sales on a notional or fractional basis through its principal account. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing,* and are accounted for as a secured borrowing with a repurchase obligation. When a customer purchases a fractional share, the Company recognizes the cash received for the user-held fractional share as pledged collateral, recorded as Equity securities - user-held fractional shares, and an offsetting liability to repurchase the share, recorded as Equity securities - repurchase obligations in the Statement of Financial Condition. The Company measures these financial assets and the corresponding financial liabilities for fractional shares at fair value. The fair value of the fractional share financial assets is determined using quoted prices in active markets. The Company earns transaction-based revenue when shares are purchased or sold to fulfill customer fractional share transactions.

Fixed Income Securities - User-Held Fractional Bonds and Repurchase Obligations

Fixed income securities ("Fractional Bond") held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing with a repurchase obligation. The Company supports Fractional Bond trading with respect to highly liquid U.S. corporate debt and U.S. Treasury securities ("Eligible Bonds"). Callable bonds and convertible bonds (*i.e.,* those that can convert into equity) would not be Eligible Bonds. When a customer purchases a fractional amount of an Eligible Bond, the Company recognizes the cash received for the user-held fractional bond as pledged collateral, recorded as Fixed income securities - user-held fractional bonds, and an offsetting liability to repurchase the fractional bond, recorded as Fixed income securities - repurchase obligations in the Statement of Financial Condition.

The Company measures these financial assets and the corresponding financial liabilities for Fractional Bonds at fair value. The fair value of the Fractional Bond financial assets is determined using quoted prices in active markets. The Company earns transaction-based revenue when Fractional Bonds are purchased or sold to fulfill customer Fractional Bond transactions.

Translation of Foreign Currencies

The Company's functional base currency is the U.S. Dollar and its clients have a minimal amount of assets and liabilities denominated in foreign currencies. The assets and liabilities denominated in foreign currencies are translated at year end rates of exchange and result in no risk to the Company, as these are client assets and liabilities, not the Company's. The Company has limited foreign currency exchange exposure and does not hedge its foreign currency risk.

Share-Based Compensation

The Company's employees participate in Apex Fintech's stock-based compensation plan. Share-based compensation is accounted for under ASC 718, *Compensation - Stock Compensation* ("ASC 718"), which recognizes awards at fair value on the date of grant and the recognition of compensation expenses over the period during which an employee is required to provide services in exchange for the awards, known as the requisite service period (usually, the vesting period). The grant date fair value is utilized for restricted stock unit awards ("RSUs") and stock options. Time-based and graded vesting service awards are recognized on a straight-line basis over the employees' requisite service period. To date, Apex Fintech has issued share-based awards with only service-based vesting conditions. All share-based awards are classified as equity, as they may only be settled in shares of the Apex Fintech's common stock.

Subsequent to the vesting period, earned stock-settled restricted stock units (equity classified) are paid to the holder in shares of Apex Fintech common stock, provided the holder is still employed with the Company as of the vesting date.

Self-Insurance

The Company is self-insured up to certain limits for the majority of its medical benefit plan. The program contains individual stop loss thresholds of $150,000 per member throughout the year. The amount in excess of the self-insured levels is fully insured by third party insurers. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Income Tax

The Company files a consolidated U.S. federal income tax return with Apex Fintech on a calendar year basis and combined or separate returns for state tax purposes where required. Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities.

When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Current and deferred tax expense is allocated to the Company based on a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Apex Fintech.

The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return

method and payments to be made to (or received from) Apex Fintech for tax expense are ultimately settled through cash transfers.

Recent Accounting Pronouncements – Issued but not yet adopted

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the date of the financial statements and except as described below, does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

On November 5, 2024, the FASB issued Accounting Standard Update ("ASU") 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). This update aims to enhance transparency for users of financial statements by requiring public business entities to disaggregate specific expense categories. The update mandates disclosures in the notes to financial statements, detailing the composition and trends of key expense categories within major income statement captions. These enhanced disclosures are expected to help investors more effectively assess the entity's performance, understand its cost structure, and make more accurate forecasts of future cash flows. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2024-03 on its financial reporting and disclosures.

On July 30, 2025, the FASB issued ASU No. 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). The amendments in ASU 2025-05 provide a practical expedient that allows entities to assume current economic conditions as of the balance sheet date will remain unchanged throughout the reasonable and supportable forecast period when estimating expected credit losses for eligible financial assets, including trade receivables and contract assets. ASU 2025-05 is effective for fiscal periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of ASU 2025-05 on its financial statements.

Recent Accounting Pronouncements – Adopted

On December 14, 2023,the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance was effective for annual periods beginning after December 15, 2024. The adoption of this update did not have an impact on our financial position or results of operations, but expanded the disclosures in the accompanying notes to financial statements. The Company adopted this standard on January 1, 2025.

On March 26, 2024, the FASB issued ASU 2024-01, *Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards* ("ASU 2024-01"), which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718 or not a share-based payment arrangement, and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 was effective for annual periods beginning after December 15, 2024. The Company adopted this standard on January 1, 2025.

On March 29, 2024, the FASB issued ASU 2024-02, *Codification Improvements – Amendments to Remove References to the Concept Statements* ("ASU 2024-02"). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 was effective for fiscal years beginning after December 15, 2024. The Company adopted this standard on January 1, 2025.

There was no impact on the Company's Financial Statements from recently adopted accounting standards.

APEX CLEARING CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

3.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

The Company is a registered broker-dealer and is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, the customer protection rule ("Rule 15c3-3"). Rule 15c3-3 requires the maintenance and periodic deposit or withdrawal of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefits of customers and proprietary accounts of brokers or dealers ("PABs"). Cash and qualified securities held for the exclusive benefit of customers and PABs under Rule 15c3-3 consist of the following:

	December 31, 2025
Customers – Cash[1]	$ 5,457,254,247
Customer – Qualified securities:	
U.S. Treasuries[2]	1,847,508,729
PAB – Cash[1]	88,333,586
Total	**$ 7,393,096,562**

Additionally, the Company is subject to cash segregation requirements under CFTC Regulation 1.32. Cash segregated under CFTC Regulation 1.32 consists of the following:

	December 31, 2025
CFTC segregated cash[1]	$ 32,324,326
Cash held at clearing FCM[3]	140,281,611
Total	**$ 172,605,937**

1   Included in the Statement of Financial Condition in Cash – segregated for regulatory purposes.
2   Included in the Statement of Financial Condition in Securities - segregated for regulatory purposes, at fair value.
3   Included in the Statement of Financial Condition in Receivables from customers.

4.   RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CLIENTS AND CLEARING ORGANIZATIONS

Receivables

Receivables from brokers, dealers, clients and clearing organizations consist of the following:

	December 31, 2025
Deposits with clearing organizations	$ 218,104,686
Transaction-based revenue receivables	13,731,601
Other receivables from brokers and dealers	8,761,620
Receivables from clients, net of allowance of $972,243	7,024,666
Money market funds	6,401,248
Receivables for securities failed to deliver	4,102,683
Total	**$ 258,126,504**

Receivable from brokers, dealers, clients and clearing organizations are considered past due when payments are not received on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off. The Company's estimate of the allowance for credit losses is based on historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any.

The following presents the activity in the Company's allowance for credit losses for receivables from brokers, dealers, clients and clearing organizations:

		December 31, 2025
Allowance at beginning of period	$	87,293
Plus: credit loss expense for the current period		965,124
Less: write-offs charged against the allowances		(80,174)
Allowance at end of period	$	**972,243**

Payable

Payables to brokers, dealers, clients and clearing organizations consist of the following:

		December 31, 2025
Payables to clients	$	73,990,419
Other payables to brokers or dealers		62,722,842
Payables for securities failed to receive		19,117,680
Total	$	**155,830,941**

5.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

		December 31, 2025
Computer hardware	$	16,100,511
Leasehold improvements		4,168,670
Capitalized internal use software development costs		1,786,324
Furniture, fixtures, and equipment		1,013,078
Total property and equipment		**23,068,583**
Less: Accumulated depreciation and amortization		(15,327,180)
Property and equipment, net	$	**7,741,403**

6.   NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments. These financial instruments are presented on a gross basis in the Statement of Financial Condition.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
As of December 31, 2025					
Assets					
Securities borrowed	$ 302,547,462	$ —	$ 302,547,462	$ (290,911,435)	$ 11,636,027
Liabilities					
Securities loaned	2,129,632,205	—	2,129,632,205	(1,971,143,539)	$ 158,488,666

1   Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

2   Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.

3   Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

7.   FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -   Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 -   Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequently refreshed than those in active markets or by models that use various assumptions derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than those determined by quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and applicable underlying assumptions. Examples of observable inputs other than quoted prices for the asset or liability are interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 -   Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The Company's assets and liabilities measured at fair value on a recurring basis include securities segregated for regulatory purposes, money market funds, fractional equity securities and fixed income securities.

The fair values of money market funds and fractional equity securities are determined by reference to the quoted market price per unit in active markets multiplied by the number of units held without consideration of transaction costs. The quoted market prices used to determine the fair market values are based on market prices published by exchanges and clearing houses or otherwise broadly distributed in active markets.

The fair values of U.S. government and fractional fixed income securities are determined using pricing models that use observable inputs provided by brokers or dealers or clearing organizations.

Liabilities measured at fair value on a recurring basis include repurchase liabilities related to user-held fractional shares of equity securities and user-held fractional bonds of fixed income securities. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related user-held fractional shares and user-held fractional bonds. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related user-held fractional shares and user-held fractional bonds.

The following table summarizes the assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2025				
Assets				
U.S. government securities [1]	$ —	$ 1,847,508,729	$ —	$ 1,847,508,729
Equity securities - user-held fractional shares	617,073,357	—	—	617,073,357
Fixed income securities - user-held fractional bonds	—	27,359,699	—	27,359,699
Money market funds [2]	6,401,248	—	—	6,401,248
Total financial assets	**$ 623,474,605**	**$ 1,874,868,428**	**$ —**	**$ 2,498,343,033**
Liabilities				
Equity securities - repurchase obligations	$ 617,073,357	$ —	$ —	617,073,357
Fixed income securities - repurchase obligations	$ —	$ 27,359,699	$ —	27,359,699
Total financial liabilities	**$ 617,073,357**	**$ 27,359,699**	**$ —**	**$ 644,433,056**

1 Included in Securities - segregated for regulatory purposes, at fair value in the Statement of Financial Condition.
2 Included in Receivables from brokers, dealers, clients and clearing organizations in the Statement of Financial Condition.

There were no transfers between levels during the periods presented.

8.   COLLATERAL

The Company receives collateral in connection with margin lending, securities borrowed, and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. The collateral pledged in securities lending transactions is marked to market on a daily basis and not subject to term commitments.

The Company's collateral under margin lending and securities borrowed is as follows:

	December 31, 2025
Accessible collateral from margin lending	$ 2,799,761,492
Accessible collateral from securities borrowed	290,911,435
Collateral utilized to support securities lending contracts	59,538,289
Collateral pledged in securities lending	1,911,605,250

9. SHORT-TERM BORROWINGS

As of December 31, 2025, the Company had short-term bank credit facilities with seven financial institutions with available borrowing capacity of $575 million at variable terms, and additional guideline capacity from two financial institutions. There were no amounts drawn as of December 31, 2025.

	December 31, 2025				
	Committed Unsecured	Uncommitted Unsecured	Uncommitted Secured	Total Facility Size	Expire Date
Facility 1	$ —	$ 10,000,000	$ 125,000,000	$ 125,000,000	None
Facility 2	—	10,000,000	—	10,000,000	None
Facility 5	35,000,000	—	—	35,000,000	January 2026
Facility 6	—	25,000,000	150,000,000	150,000,000	None
Syndicate Line	255,000,000	—	—	255,000,000	April 2026
	$ 290,000,000	$ 45,000,000	$ 275,000,000	$ 575,000,000	

On January 16, 2025, the Company entered into the fifth amendment and modification to revolving agreement ("Facility 5 Amended Agreement") with a financial institution, extending the maturity date to January 15, 2026. As of December 31, 2025, the Company was in default of the provisions in the Facility 5 revolving credit agreement ("Loan Agreement") dated November 2, 2017, as amended, relating to a change in control ("Specified Default"), as defined in the Loan Agreement. The Company obtained a limited waiver from the financial institution, whereby the Specified Default was waived by the financial institution on January 15, 2026.

On April 25, 2025, the Company entered into the ninth amendment to a credit agreement ("Syndicate Line") with certain financial institutions that renewed the committed, unsecured revolving lending facility and extending the maturity date to April 24, 2026.

The Company has a demand promissory note with a financial institution ("Facility 11") that provides an uncommitted and unsecured revolving credit facility that permits the Company to borrow at the discretion of the financial institution. The rate of interest per annum for each loan made to the Company under Facility 11 is determined on a daily basis for each day that such loan amount remains outstanding. The daily interest rate is determined based on the rate quoted by the financial institution and agreed between the Company and the financial institution.

The Company has an uncommitted, secured revolving credit facility with a financial institution ("Guideline Facility"), with a variable loan size amount along with a range of interest rates, each to be determined at the time of the loan draw down and at the discretion of the financial institution.

Certain facilities were terminated in prior years.

10. LEASES

The Company's leases primarily consist of office spaces. As of December 31, 2025, the weighted-average remaining lease term on these leases is approximately 1.7 years and the weighted-average discount rate used to measure the lease liabilities is 3.50%.

As of December 31, 2025, the operating lease right-of-use asset is $1,770,029 and the operating lease liability is $2,497,778. Expense from operating leases is calculated and recognized on a straight-line basis over the applicable lease periods, considering rent concessions, lease incentives, and escalating rent terms. The Company's lease agreements do not contain any residual value guarantees, restrictions, or covenants.

The Company has non-cancelable operating leases for its offices and rental equipment and has elected not to separate lease and non-lease components. As of December 31, 2025, future undiscounted cash flows related to operating lease payments are as follows:

	Operating Lease Commitments
2026	$ 1,525,288
2027	1,049,138
Total undiscounted future cash flows related to lease payments	2,574,426
Less: Imputed interest	76,648
Present value of the lease liabilities	$ 2,497,778

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. The Company has an accrual of $0.6 million for legal and regulatory inquiries by FINRA as of December 31, 2025.

During the year ended December 31, 2025, the Company paid $3.2 million to FINRA for legal and regulatory matters.

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of indebtedness of others. Guarantees made by a clearing broker-dealer can be a reduction to regulatory Net Capital.

The Option Clearing Corporation ("OCC") is formed as a mutual company, where members agree to fund another member's deficit if that member's clearing fund has been extinguished. The OCC has not had a significant issue with a member's deficit. The Company, therefore, cannot estimate any guarantee obligation associated with the OCC membership. Further, management believes the exposure to be remote and therefore, the Company does not take a reduction to regulatory Net Capital for this guarantee nor has a reserve been established in the Statement of Financial Condition.

As previously disclosed, the Company is a member of certain clearing organizations. Associated with its standard membership agreements, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. SHARE CAPITAL

The Company's share capital consists of common stock and preferred stock. Authorized common stock includes 200,000 shares with a par value of $0.10 per share. There are currently 100,000 shares outstanding. Authorized preferred stock includes 1,000 shares with a par value of $1.00 per share. There is currently one share outstanding.

The Company paid dividends of $75,000,000 to Apex Fintech during the year ended December 31, 2025.

13. SHARE-BASED COMPENSATION

On February 28, 2022, the Board of Directors of Apex Fintech adopted the Apex Fintech Solutions, Inc. Equity Incentive Plan ("AFS Equity Plan") which authorized the granting of up to 47,000,000 shares of Apex Fintech's common stock as share-based compensation to eligible participants, as options to purchase shares of common stock in the form of incentive stock options or nonqualified stock options; stock appreciation rights ("SARs") in the form of tandem SARs or free-standing SARs; stock awards in the form of restricted stock awards ("RS Awards"), restricted stock unit awards ("RSUs") or other stock awards; and performance awards. Shares granted under the AFS Equity Plan will be issued from authorized but unissued shares.

The AFS Equity Plan is administered by the Compensation Committee of Apex Fintech's Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the AFS Equity Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements.

Restricted Stock Unit Awards

The following table summarizes the activity for RSUs for the year ended December 31, 2025:

	Number of RSUs	Weighted- average grant date fair value	
Unvested at December 31, 2024	1,178,000	$	5.08
Granted	696,766	$	4.68
Net granted units of employees transferred out of the Company	(751,500)	$	5.50
Vested	(113,500)	$	4.45
Forfeited	(273,791)	$	4.49
Unvested at December 31, 2025	735,975	$	4.59

RSUs granted are valued on the date of grant based on the fair value of the Apex Fintech's common stock and have no purchase price for the recipient. The fair value of Apex Fintech's common stock was determined based on an independent valuation of the Apex Fintech's common stock.

RSUs represent the right to receive one share of the Company's common stock upon vesting. 696,766 RSUs were granted to the Company's employees under the AFS Equity Plan for the year ended December 31, 2025. 483,872 RSUs have time-based graded-vesting terms of four years with vesting starting on January 15, 2026 and 212,894 RSUs have time-based graded-vesting terms of four years with vesting starting on September 1, 2026.

Stock Options

During the year ended December 31, 2025, Apex Fintech granted 82,414 stock options to certain of the Company's employees that vest over a 4-year period and 8,280 stock options that vest over a 12-month period. Options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant. These options are subject to graded vesting, beginning on the first anniversary of the grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years.

The fair value of the stock options granted during the year ended December 31, 2025 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2025	
Risk-free interest rate	4.18 %	4.28 %
Dividend yield	0.00 %	0.00 %
Expected stock price volatility	25.00 %	25.00 %
Expected life of stock options (in years)	6.25	6.25
Fair value of stock options granted (per share)	$ 1.83	$ 1.81

The expected life of options represents the weighted average period of time that the equity awards are expected to be outstanding. The risk-free interest rate assumptions was based on pricing and yields on United States Treasuries with a maturity equal to the expected life of the stock options, and if unavailable, the rate was interpolated using the nearest two known time period. The expected stock price volatility assumption was based on an analysis of the observed implied volatility of a set of guideline companies.

The following table provides a summary of the activity for stock options awarded to the Company's employees for the year ended December 31, 2025:

	Number of options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)
Outstanding as of December 31, 2024	3,032,155	$ 6.08	
Granted	90,694	$ 4.70	
Net granted units of employees transferred out of the Company	(1,479,845)	$ 6.27	
Vested	(690,147)	$ 6.05	
Forfeited	(117,165)	$ 5.81	
Outstanding as of December 31, 2025	835,692	$ 5.65	7.31
Exercisable as of December 31, 2025	2,074,472	$ 6.15	6.56

14. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Apex Fintech. The Company files its own state and local tax returns in various jurisdictions.

As of December 31, 2025, the Company has no U.S. federal net operating loss carryforwards and no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded as of December 31, 2025, as the temporary differences disclosed below relate to deferred income tax assets that are more likely than not to be realized in future years. The net deferred tax assets of $3,574,952 are included in Other assets in the Statement of Financial Condition.

The components of the net deferred tax assets and liabilities are as follows:

	December 31, 2025
Deferred Income Tax Assets:	
Stock based compensation	$ 3,639,186
State income taxes	1,373,995
Operating lease liabilities	704,778
Tax credit carryforward	195,530
Impairment	317,086
Allowance for credit losses	396,755
Accrued expenses	58,330
Total deferred tax assets	**6,685,660**
Deferred Income Tax Liabilities	
Unrealized loss	1,195,134
Property & equipment	960,261
Operating lease ROU assets	432,566
Internally developed software	436,547
Prepaid expenses	86,200
Total deferred tax liabilities	**3,110,708**
Net deferred tax assets	**$ 3,574,952**

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. In 2025, the Company increased the balance of the unrecognized tax benefits related to certain positions on the Company's state tax returns.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2025
Balance at beginning of year	$ 7,357,912
Gross increases	
Tax positions in current year	2,004,336
Tax positions in prior year	288,085
Balance at end of year	$ 9,650,333

Included in the balance of unrecognized tax benefits as of December 31, 2025 are $7,623,764 of tax benefits that, if recognized, would affect the effective tax rate. It is reasonably possible that the total amount of unrecognized tax benefits will decrease by $2,385,847 within the next 12 months. This expected change is primarily attributable to the anticipated conclusion of an income tax audit in New York City covering the 2020 through 2022 tax years. The decrease would result from the payment of additional taxes, and the release of reserves upon the formal closing of the audit cycle. We recognize interest and penalties accrued related to the unrecognized tax benefits as income tax expense.

For the year ended December 31, 2025, the Company made income tax payments (net of refunds received) to Apex Fintech related to the following jurisdictions:

Federal income tax	$	18,603,745
State and local income taxes paid (refunds received)		
New York		(1,952,609)
New York City		2,454,687
Other		(1,278,205)
Income taxes paid (net of refunds received)	**$**	**17,827,618**

As of December 31, 2025, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations. In New York and New York City, the statute of limitations has been extended for tax years 2020 and 2021 due to an amended tax return filing and an ongoing income tax audit. The outcome of the examination is not yet determinable; however, the Company anticipates that any adjustments will not result in a material change.

15.   EMPLOYEE BENEFIT PLAN

Apex Fintech Service LLC ("Apex Fintech Service"), a wholly-owned subsidiary of Apex Fintech, provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

16.   RELATED PARTIES TRANSACTIONS

The Company regularly enters into certain expense sharing agreements with wholly-owned subsidiaries of Apex Fintech, and shares support functions and administrative services with Apex Fintech and certain of its affiliates, whereby these entities charge the Company for, among other things, pass through costs for third party vendors that are shared amongst the entities, rent and related operating expenses and taxes, costs related to technology and costs related to employee services.

Apex Fintech, the Company and each of Apex Fintech's subsidiaries (together the "AFS Group") maintain a support services agreement ("SSA") dated February 19, 2021, as amended on January 1, 2023, with PEAK6 Group LLP ("PEAK6 Group"), a minority shareholder of Apex Fintech and an affiliate of PEAK6 Holdings, and PEAK6 Services LLC ("PEAK6 Services"), an affiliate of PEAK6 Holdings, whereby under the terms of the SSA, PEAK6 Group and PEAK6 Services provide various support and other services to the AFS Group and are entitled to fees and other payouts pursuant to the terms of the SSA.

On October 7, 2025, the AFS Group entered into a services and expense sharing agreement ("SESA") with PEAK6 Group, PEAK6 Services and PEAK6 Investments LLC ("PEAK6 Investments", and together with PEAK6 Group and PEAK6 Services, the "PEAK6 Providers"), an affiliate of PEAK6 Holdings, under which the SSA is amended and restated in its entirety. Under the terms of the SESA, the PEAK6 Providers to provide shared services, including human resources, technology, facility, legal, finance and accounting services. The PEAK6 Providers are entitled to fees and other payouts for these shares services pursuant to the terms of the SESA. The PEAK6 Providers bill Apex Fintech for these supporting services and Apex Fintech allocates the expenses for these supporting services to its affiliates based on the provisions of the expense sharing agreements.

The following table summarizes the payables due to Apex Fintech and wholly-owned subsidiaries of Apex Fintech recorded as Payable to affiliates in the Statement of Financial Condition:

		December 31 2025
Apex Fintech	$	3,212,930
Apex Fintech Solutions UK Limited		1,529,989
Apex Fintech Services LLC		211,013
Apex Fintech Philippines Inc		125,060
Apex Fintech Brokerage Services LLC		8,144
Total payables due to affiliates	**$**	**5,087,136**

Receivables due from affiliates

The Company also provides various support and other services to wholly-owned subsidiaries of Apex Fintech and is entitled to fees and other payouts pursuant to shared service agreements ("SSA"), or reimbursements for ongoing support costs and vendor out-of-pocket expenses paid on behalf of Apex Fintech or any of its affiliated entities.

The following table summarizes the receivables due from Apex Fintech or wholly-owned subsidiaries of Apex Fintech recorded in the Statement of Financial Condition as Receivables from affiliates:

		December 31 2025
Apex Fintech Technologies LLC	$	3,158,332
Apex Silver LLC		596,369
FinTron, Inc.		105,696
AdvisorArch, Inc.		73,321
Total receivables due from affiliates	**$**	**3,933,718**

PEAK6 Capital Management LLC

The Company and PEAK6 Capital Management LLC ("CapMan") maintain a clearing agreement for clearing and execution services provided by the Company. CapMan shares common owners with PEAK6 Holdings. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with CapMan. Under terms of the JBO, CapMan purchased preferred stock from the Company for $25,000. As of December 31, 2025, the Company had a receivable of $7,399 from CapMan that is recorded in Receivables from brokers dealers, clients and clearing organizations in the Statement of Financial Condition. As of December 31, 2025, CapMan had a net credit balance in their PAB accounts at the Company of $1,193,046 that are included in Payables to customers in the Statement of Financial Condition.

Directors and Officers

Included in payables to customers in the Statement of Financial Condition as of December 31, 2025 were accounts payable to directors, officers and their affiliates of $2,342,162. There were no accounts receivable from directors, officers and their affiliates. The Company may extend credit to these related parties in connection with margin and securities loans. Such loans are (i) made in the ordinary course of business, (ii) are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company, and (iii) do not involve more than the normal risk of collectability or present other unfavorable features.

17.   SEGMENT REPORTING

The Company operates a single line of business as a clearing broker-dealer, which comprises several classes of services, including clearing and executing of trades, carrying accounts and custody cash and securities for customers on either a fully

disclosed or omnibus basis, and also providing prime brokerage, margin lending, securities lending, and other back office services.

The Company has identified the Head of Finance as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital as disclosed in Note 19, *Regulatory Requirements*, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies*. As the Company's operations comprise of a single reporting segment, the segment assets are reflected on the Statement of Financial Conditions as "total assets".

18. SIGNIFICANT SERVICE PROVIDERS

On January 1, 2019, ACC entered into a Master Services Agreement ("MSA") with Broadridge Financial Solutions, Inc. ("Broadridge"). The services to be provided by Broadridge or its affiliates, will be provided under written schedules ("Service Schedule"), which will be governed by the terms and conditions of the MSA. The MSA will continue until all Service Schedules to the MSA have expired or have been terminated. The term of each Service Schedule shall begin on the effective date of such Service Schedule and continue for the period defined therein. ACC has entered into various Service Schedules with Broadridge under which services are provided to ACC with expiration dates that range from September 23, 2027 to December 31, 2028.

19. REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and operates as an futures commission merchant subject to the CFTC Minimum Capital Requirement ("Regulation 1.17"). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $1,500,000, 2% of aggregate debit items arising from customer transactions or the greater of the sum of 8% of the futures customer risk maintenance margin requirement plus 8% of the futures non-customer risk maintenance margin requirement or $1,000,000, as these terms are defined. Adjusted Net Capital, aggregate debit items, and risk maintenance margin requirements change daily.

The table below summarizes net capital, minimum net capital, and excess net capital:

		December 31 2025
Net Capital	$	532,145,639
Minimum Net Capital		47,539,662
Excess Net Capital		484,605,977

As an FCM, the Company must maintain a risk based net capital requirement not less than 110% of CFTC minimum net capital requirement per CFTC Rule 1.17. The Company's minimum net capital requirement is $14,739,765 as of December 31, 2025.

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If a party to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. When the Company acts as principal, it trades various financial instruments and enters into various investment activities, including treasury securities. Each of these financial instruments contain varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the amounts recognized in the Statement of Financial Condition.

Collateral Finance

The Company may be required to pledge eligible collateral with its banking, or securities lending counterparties, or central clearing organizations. In the event a counterparty is unable to meet its contractual obligation to return pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market values. All securities lending counterparty agreements are secured by securities or cash at or in excess of amounts loaned. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

Customer Margin

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer and broker activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers and brokers to deposit additional collateral or to reduce positions when necessary. Management believes that the margin deposits and collateral held as of December 31, 2025 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's policy is to continually monitor its market exposure and counterparty risk and to periodically review the credit standing of all parties with which it conducts business, including clients, direct customers, and customers. For customers introduced on a fully disclosed basis by introducing broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset associated client balances with their applicable client balances if required or applicable. In general, the Company requires a risk deposit from introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is insufficient to cover the exposure, the Company is at risk of loss. Additionally, if the Company, on behalf of its clients and customers, has sold securities that it does not currently own, it will be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the sold securities increases subsequent to December 31, 2025.

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income, futures, and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligation.

As of December 31, 2025, the Company did not have significant concentrations of credit risk with any client, customer or counterparty or with any group of clients, customers or counterparties.

21. SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the Statement of Financial Condition was issued. Other than the below items, there have been no material subsequent events that occurred during this period that could require an adjustment to these financial statements.

On January 15, 2026, the Company entered into the waiver and sixth amendment and modification to revolving credit agreement ("Facility 5 Amended Agreement") with a financial institution, extending the maturity date to January 14, 2027. Under the terms and conditions of the Facility 5 Amended Agreement, the Company obtained a limited waiver for a violation due to a change in control at Apex Fintech and the agreement was modified to update the definition of a change in control of the ownership of the Company and Apex Fintech.

SUPPLEMENTAL INFORMATION

APEX CLEARING CORPORATION
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodities Exchange Act

	December 31 2025
Net Capital	
Total stockholder's equity	$ 657,100,286
Subordinated borrowings allowable in computation of net capital	—
Total capital and allowable subordinated borrowings	**657,100,286**
Deductions and/or charges:	
Non-allowable assets	
Receivables from broker-dealers	10,279,564
DTC common stock	6,600,616
Fixed assets	7,741,403
Receivables from customers	7,623,291
Other	68,495,671
Total non-allowable assets	**100,740,545**
Additional charges for customers' and non-customers' security accounts	8,167,369
Additional charges for customers' and non-customers' commodity accounts	3,966,461
Aged fails-to-deliver	267,006
Other deductions	5,868,299
Total deductions and/or charges	**119,009,680**
Net capital before haircuts on securities positions	538,090,606
Haircut on securities	14,042,667
Net Capital	**524,047,939**
Net capital requirement - Greater of 2% of aggregated debit items as shown in Computation for Determination of Reserve Requirements on Schedule II or $1,500,000	47,539,662
Excess Net Capital	$ 476,508,277
Percentage of net capital to aggregated debit items	22.05 %
Net capital in excess of 5% of combined aggregated debits	$ 405,198,784

APEX CLEARING CORPORATION
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodities Exchange Act

		December 31 2025
Computation of Alternative Net Capital Requirement - CFTC		
Amount of customer risk maintenance margin requirement	$	184,247,062
8% of customer risk maintenance margin requirement		14,739,765
Total Alternative Net Capital Requirement	**$**	**14,739,765**
Greater of		
8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act; or $1,000,000	$	14,739,765
2% of aggregate debit items as show in Formula for Reserve Requirements pursuant to Rule 15c3-3		47,539,662
Net Capital Requirement		47,539,662
Excess Net Capital	$	476,508,277
Net Capital in Excess of 110% of the risk-based capital requirement under the Commodity Exchange Act	$	471,754,311

Note. There are no material differences between the above computation for the determination of Net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodities Exchange Act and the corresponding unaudited computation included in the amended Apex Clearing Corporation's Part II of Form X-17A-5 filed on January 29, 2026.

APEX CLEARING CORPORATION
Schedule II
Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

	December 31 2025
Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 8,924,218,345
Monies payable against customers' securities loaned	61,325,510
Customers' securities failed to receive	16,303,304
Credit balances in firm accounts which are attributable to principal sales to customers	476,551
Market value of short security count differences over 30 calendar days old	870
Market value of short securities and credits in all suspense accounts over 30 business days	7,279,753
Market value of securities pledged to the Options Clearing Corporation for all option contracts written or purchased in customer accounts	570,800,394
Total Credit Items	**9,580,404,727**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	1,588,019,503
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	217,562,908
Failed to deliver of customers' securities not older than 30 calendar days	600,292
Margin required and on deposit with OCC for all option contracts written or purchased in customer accounts	570,800,394
Aggregate Debit Items	2,376,983,097
Less 3% charge	71,309,493
Total Debit Items	**2,305,673,604**
Excess of total credits over total debits	**$ 7,274,731,123**
Amount held on deposit in "Reserve Bank Account " including value of qualified securities – December 31, 2025	$ 7,302,353,079
Amount of deposit (withdrawal) - 01/02/2026	73,000,000
Allowable amount in Reserve Bank Account after deposit	**$ 7,375,353,079**

Note: There are no material differences between the above computation for the determination of Customer Reserve requirements prepared by the Company as of December 31, 2025, and the Company's corresponding amended unaudited part II of Form X-17A-5 filed with FINRA on January 29, 2026.

APEX CLEARING CORPORATION
Schedule III
Formula for Determination of PAB Account Reserve Requirements of Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

		December 31 2025
Credit Balances		
Free credit balances and other credit balances in PAB security accounts	$	79,047,234
Monies payable against PAB securities loaned		366,097
PAB securities failed to receive		339,236
Short Sales to PAB		699
Other		1,701,981
Total PAB Credits		81,455,247
Debit Balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		8,753,888
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		2,270,684
Failed to deliver of PAB securities not older than 30 calendar days		224,807
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in PAB accounts		1,701,981
Total PAB Debits		12,951,360
Excess of total PAB credits over total PAB debits	$	68,503,887
Amount held on deposit in PAB reserve bank account – December 31, 2025	$	88,333,586
Amount of deposit - 01/02/2026		—
New amount in PAB reserve bank account after deposit	$	88,333,586

Note: There are no material differences between the above computation for the determination of PAB Reserve requirements prepared by the Company as of December 31, 2025, and the Company's corresponding amended unaudited part II of Form X-17A-5 filed with FINRA on January 29, 2026.

APEX CLEARING CORPORATION
Schedule IV
Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

	December 31, 2025	
	Market Value	**No. of Items**
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2025 (for which instructions to reduce to possession or control had been issued as of December 31, 2025, but for which the required action was not taken within the time frames specified under Rule 15c3-3)	$ —	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2025, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	$ —	—

APEX CLEARING CORPORATION
Schedule V
Statement of Segregation Requirements and Funds in Segregation for Customer's Trading on US Commodity Exchanges

	December 31 2025
Segregation Requirement	
Net Ledger Balance	
Cash	$ 183,130,847
Net Unrealized Profit in Open Futures Contracts	(121,357)
Exchange traded options	
A. Add market value of open option contracts purchased on a contract market	57,263,711
B. Deduct market value of open option contracts granted (sold) on a contract market	(98,843,815)
Add Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount	5,249,569
Amount Required to Be Segregated	146,678,955
Funds on Deposit in Segregation	
Deposits in Segregated Funds Bank Accounts:	
Cash	32,324,326
Net Equities with other FCMs	
Net Liquidating Equity	140,281,611
Total Amount in Segregation	172,605,937
Excess (Deficiency) Funds in Segregation	25,926,982
Management Target Amount for Excess Funds in Segregation	15,000,000
Excess (Deficiency) Funds in Segregation Over (Under) Management Target Excess	$ 10,926,982

Note: There are no material differences between the above computation for the determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding unaudited and amended computation included in Apex Clearing Corporation's Part II of Form X-17A-5 as filed on January 29, 2026.

APEX CLEARING CORPORATION
Schedule VI
Statement of Segregation Requirements and Funds in Segregation for Customer's Dealer Option Contracts

	December 31 2025
1. Amount required to be segregated in accordance with Commission regulation 32.6	$ —
2. Funds in segregated accounts	
A. Cash	—
B. Securities (at market)	—
C. Total	—
3. Excess (deficiency) funds in segregation (subtract line 2.c from line 1)	—

Note. There are no material differences between the above computation for the determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding unaudited and amended computation included in Apex Clearing Corporation's Part II of Form X-17A-5 as filed on January 29, 2026.

Schedule VII
Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

	December 31 2025
Foreign Futures and Foreign Options Secured Amounts	
Amount Required to be Set Aside Pursuant to Law, Rule or Regulation of a Foreign Government or a Rule of a Self-Regulatory Organization Authorized Thereunder	$ —
1. Net Ledger Balance - Foreign Futures and Foreign Options - All Customers	
A. Cash	—
B. Securities	—
2. Net Unrealized Profit (Loss) in Open Futures Contracts Traded on a Foreign Board of Trade	—
3. Exchange Traded Options:	
A. Market Value of Open Option Contracts Purchased on a Foreign Board of Trade	—
B. Market Value of Open Option Contracts Granted (Sold) on a Foreign Board of Trade	—
4. Net Equity (deficit)	—
5. Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount	—
Less: Amount Offset by Customer Owned Securities	—
6. Amount Required to Be Set Aside as the Secured Amount	—
Greater of Amount Required to be Set Aside to a Foreign Jurisdiction (Above) or Line 6	—
Funds on Deposit in Separate Regulation 30.7 Accounts	
1. Cash in Banks:	
A. Banks Located in the United States	$ —
B. Other Banks Qualified Under Regulation 30.7	
Name(s): _____	—
2. Securities	
A. In Safekeeping with Banks Located in the United States	—
B. In Safekeeping with Other Banks Qualified Under Regulation 30.7	
Name(s): _____	—
3. Equities with Registered Futures Commission Merchants:	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—
4. Amount Held by Clearing Organizations for Foreign Boards of Trade	
Name(s): _____	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—

APEX CLEARING CORPORATION
Schedule VII
Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

	December 31 2025
5. Amount Held by Members of Foreign Boards of Trade	
Name(s): _____	
A. Cash	—
B. Securities	—
C. Unrealized Gain(Loss) on Open Futures Contracts	—
D. Value of Long Option Contracts	—
E. Value of Short Option Contracts	—
6. Accounts with Other Depositories Designated by a Foreign Board of Trade	
Name(s): _____	—
7. Segregated Funds on Hand (Describe: _____)	—
8. Total Funds in Separate Section 30.7 Accounts	—
9. Excess(Deficiency) Set Aside Funds for Secured Amount (Subtract Line 7 Secured Statement from Line 8)	—
10. Management Target Amount for Excess Funds in Separate 30.7 Accounts (Unaudited)	
11. Excess(Deficiency) Funds in Separate 30.7 Accounts Over(Under) Management Target Excess (Unaudited)	$ —

Note: Apex doesn't offer Foreign Futures and Foreign Options Customer Accounts under Commission Regulation 30.7

Note: There are no material differences between the above computation for determination of Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to regulations under the Commodity Exchange Act and the corresponding unaudited and amended computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 29, 2026.

APEX CLEARING CORPORATION
Schedule VIII
Statement of Cleared SWAPS Customer Segregation Requirements and Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA

	December 31 2025
Cleared SWAPS Customer Requirements	
1. Net ledger balance	
A. Cash	$ —
B. Securities (at market)	—
2. Net unrealized profit(Loss) in open cleared SWAPS derivatives	—
3. Cleared SWAPS options:	
A. Market value of open cleared SWAPS option contracts purchased	—
B. Market value of open SWAPS option contracts granted (sold)	—
4. Net equity(deficit) (add lines 1, 2 and 3)	—
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	—
Less: amount offset by customer owned securities	—
6. Amount required to be segregated for cleared SWAPS customers (add lines 4 and 5)	—
Funds in Cleared SWAPS Customer Segregated Accounts:	
7. Deposits in cleared SWAPS customer segregated accounts at banks:	
A. Cash	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
8. Margins on deposit with derivatives clearing organizations in cleared SWAPS customer segregated	
A. Cash	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
9. Net settlement from 9 to) derivatives clearing organizations	—
10. Cleared SWAPS options:	
A. Value of open cleared SWAPS long option contracts	—
B. Value of open cleared SWAPS short option contracts	—
11. Net Equities with other FCMs	
A. Net Liquidating Equity	—
B. Securities representing investments of cleared SWAPS customers' funds (at market)	—
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	—
12. Cleared SWAPS funds on hand (describe: _____)	—
13. Total amount in cleared SWAP customer segregation (add lines 7 through 12)	—
14. Excess(deficiency) funds in cleared SWAPS customer segregation (subtract line 6 from line 13)	—
15. Management Target Amount for Excess funds in cleared SWAPS segregation accounts (unaudited)	—
16. Excess (deficiency) funds in cleared SWAPS segregated accounts over (under) Management Target Excess (unaudited)	—

Note: Apex doesn't offer cleared SWAPS Customer Accounts under 4D(F) of CEA

Note: There are no material differences between the above computation for determination of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(f) of CEA pursuant to regulations under the Commodity Exchange Act and the corresponding unaudited and amended computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 29, 2026.